EXHIBIT 99

     PETRIE STORES CORPORATION
     70 ENTERPRISE AVENUE
     SECAUCUS, NEW JERSEY  07094

     FOR IMMEDIATE RELEASE

                                           Contact:     John Quirk
                                                        (212) 484-7699

                                                     John Franklin III
                                                        (212) 484-7693

      PETRIE STORES TO ESTABLISH LIQUIDATING TRUST ON JANUARY 22, 1996

          SECAUCUS, NEW JERSEY, DECEMBER 7, 1995 -- Petrie Stores Corporation (NYSE: PST) announced today that its board of directors has approved the transfer of all of Petrie Stores' remaining assets and its remaining fixed and contingent liabilities to the Petrie Stores Liquidating Trust. The succession will be effective as of the close of business on January 22, 1996, at which time Petrie Stores shareholders of record on such date will become holders of beneficial interests in the Petrie Stores Liquidating Trust.

          As previously announced, Petrie Stores shareholders approved a plan of liquidation and dissolution on January 24, 1995 and, since that date, Petrie Stores has distributed 31,408,753 shares of Toys "R" Us, Inc. (NYSE: TOY) common stock to its shareholders pursuant to the plan. Petrie Stores currently holds 7,055,576 shares of Toys "R" Us common stock and approximately $85 million in cash and cash equivalents.

          Petrie Stores expects that the liquidating trust will distribute its assets to holders of beneficial interests as quickly as is reasonably practicable, but notes that the timing and size of distributions will depend upon the extent to which Petrie Stores reduces its contingent liabilities.

          Petrie Stores' remaining contingent liabilities primarily relate to (i) guarantees by Petrie Stores of certain retail store leases to which Petrie Retail, Inc. or its subsidiaries are parties and which expire at various times through the year 2011,
     (ii) an ongoing dispute with the Internal Revenue Service relating to the manner in which Petrie Stores computed the basis of shares of Toys "R" Us common stock transferred pursuant to the conversion of certain exchangeable subordinated debentures in fiscal year 1989, and (iii) Petrie Stores' agreement to indemnify Petrie Retail for certain multiemployer plan withdrawal liabilities.

          As has been reported, on October 12, 1995, Petrie Retail filed a voluntary petition for bankruptcy protection under Chapter 11 of the Federal Bankruptcy Code. Since filing its petition, Petrie Retail has announced plans to close approximately 300 out of its roughly 1600 stores. Petrie Stores is a guarantor of leases relating to approximately 50 of those stores, and its aggregate guarantee liability on those leases is expected to be no more than approximately $15 million. Petrie Stores' liability will be reduced by, among other things, the extent to which Petrie Retail assigns closed store leases instead of rejecting such leases in bankruptcy or, if the leases are rejected, new rent-paying tenants are found for the closed stores. Subject to bankruptcy court approval, Petrie Retail has retained Keen Realty Services, Inc. to market approximately 150 of the roughly 300 leases relating to stores to be closed. In conjunction with this process, with the consent of Petrie Retail, but subject to bankruptcy court approval, Petrie Stores intends to retain Keen Realty to negotiate transactions to reduce liability under any of those leases where Petrie Stores has guarantee liability.

          Petrie Stores is not aware of any plans that Petrie Retail may have to close additional stores; however, no assurance can be given that Petrie Retail will not close additional stores for which Petrie Stores has guarantee liability. Based on motions currently pending before the bankruptcy court, Petrie Retail will likely have until at least August 1996 to decide whether to assume or reject the majority of the leases it currently holds. Were Petrie Retail to close every store for which a landlord might claim that Petrie Stores is a lease guarantor and no mitigation or defense were successful, Petrie Stores believes that its maximum theoretical exposure relating to such leases, without giving effect to any present value discount, would be approximately $95 million.

          In addition, since the filing by Petrie Retail of its voluntary petition for bankruptcy protection a dispute has arisen between Petrie Stores, on the one hand, and Petrie Retail and its affiliates, on the other, as to whether Petrie Stores, or Petrie Retail and its affiliates, is responsible as guarantor of certain additional leases. The maximum theoretical exposure relating to such leases, based on the same assumptions as set forth in the preceding paragraph and without giving effect to any present value discount, would be approximately $35 million. To date, Petrie Retail has not announced plans to close any of the stores relating to such leases, and as a result there is currently no guarantor liability.

          A substantial number of leases referred to above under which a landlord might claim that Petrie Stores is a lease guarantor either expressly contain mitigation provisions or relate to property in states that imply such provisions as a matter of law. Mitigation generally requires, among other things, that a landlord of a closed store seek to reduce its damages, including by attempting to locate a new tenant.

          As to the ongoing dispute with the IRS, Petrie Stores is contesting the IRS' proposed adjustment in administrative proceedings.

          As previously disclosed, effective January 31, 1995, Petrie Retail withdrew from the multiemployer pension plan in which it had participated. Due to underfunding of the multiemployer plan, Petrie Retail has incurred withdrawal liability under the Employee Retirement Income Security Act of 1974, as amended. Pursuant to the agreement by which Petrie Stores sold its retail operations, Petrie Retail and its affiliates are responsible for the first $10 million in withdrawal and related liabilities, with the next $50 million of such liabilities allocated 75 percent to Petrie Stores and 25 percent to Petrie Retail and its affiliates. It is unclear what effect, if any, Petrie Retail's bankruptcy filing may have upon the timing and amounts of any payments Petrie Stores may be required to made under the agreement with respect to the multiemployer plan, but in no event will Petrie Stores' maximum contractual liability be increased as a result of Petrie Retail's bankruptcy filing.

          Petrie Stores expects to mail an information statement to its shareholders, which will further detail items relating to the Petrie Stores Liquidation Trust, its anticipated assets, fixed and contingent liabilities and tax treatment on or about December 18, 1995. Shareholders are encouraged to carefully read this information statement in its entirety.